Integrated Ventures, Inc.

73 Buck Road, Suite 2

Huntington Valley, PA 19006

May 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Integrated Ventures, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-257047

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Integrated Ventures, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-3 (File No. 333-257047), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2021, together with all Exhibits, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it has determined not to pursue the offering contemplated thereby.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Scott E. Linsky, of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4408, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Steve Rubakh
Steve Rubakh
President and Chief Executive Officer